Exhibit 99.1

Burning Rock Announces ADS Ratio Change to Be Effective on May 15, 2024

GUANGZHOU, China, May 14, 2024—Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today announced that, as previously announced on April 26, 2024, the ratio change of its American depositary shares (the “ADSs”) to Class A ordinary shares from one (1) ADS representing one (1) Class A ordinary share to one (1) ADS representing ten (10) Class A ordinary shares (the “ADS Ratio Change”) will become effective on May 15, 2024 (the “Effective Date”).

For Burning Rock’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-ten reverse ADS split. There will be no change to the Company’s Class A ordinary shares. On the Effective Date, registered holders of the Company’s ADSs held in certificated form will be required on a mandatory basis to surrender their certificated ADSs to Citibank, N.A., the depositary bank (the “Depositary”), for cancellation and will receive one (1) new ADS in exchange for every ten (10) existing ADSs surrendered. Holders of uncertificated ADSs in the Direct Registration System and The Depository Trust Company will have their ADSs automatically exchanged and need not take any action. The exchange of every ten (10) then-held (existing) ADSs for one (1) new ADS will occur automatically at the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by the Depositary.

Burning Rock’s ADSs will continue to be traded on the NASDAQ Global Market and London Stock Exchange under the symbol “BNR”, under the following new security codes:

New ADS ISIN	US12233L2060
New ADS UK SEDOL	BQ66DK4

No fractional new ADSs will be issued in connection with the change in the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements will be distributed to the applicable ADS holders by the Depositary, in each case in accordance with the Depositary’s then current procedures and practices and after any deductions as provided in the deposit agreement between the Company and the Depositary for the ADSs.

As a result of the ADS Ratio Change, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the ADS Ratio Change will be equal to or greater than ten times the ADS price before the change.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact: IR@brbiotech.com